UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: May 20, 2015

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants’ Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K consists of the media release which appears immediately following this page.

UBS participates in resolutions of industry-wide FX matter

Zurich/Basel | 20 May 2015, 07:00 | Price Sensitive Information | UBS News | Media Releases Global | Media Releases APAC | Media Releases EMEA | Media Releases Switzerland | Investor Releases

•	Firm faces no criminal charges and no DOJ fine on FX

•	UBS granted conditional immunity from prosecution for FX by Antitrust Division of DOJ

•	DOJ to terminate 2012 LIBOR NPA requiring UBS AG to plead guilty on legacy LIBOR conduct and pay USD 203 million

•	Payment to Board of Governors of the Federal Reserve System of USD 342 million

•	UBS fully provisioned for these resolutions; no financial impact on 2Q 2015 results

Zurich/Basel, 20 May 2015 – UBS announced today that it has approved entering into resolutions with the US Department of Justice (DOJ), the Board of Governors of the Federal Reserve System (Fed) and the Connecticut Department of Banking (CT DOB) in their investigations of the global foreign exchange (FX) markets. This follows the firm’s resolutions last November with the Swiss Financial Market Supervisory Authority, UK Financial Conduct Authority and the US Commodity Futures Trading Commission. The bank continues to cooperate with ongoing investigations by other authorities in this industry-wide matter, which include investigations of individuals.

As a result of today’s resolutions, UBS has not been criminally charged for FX conduct. The DOJ will also not file any charges concerning its investigations into the firm’s V10 FX-related structured products and its precious metals business. In resolving the FX matter with the DOJ, UBS received conditional immunity from prosecution for Euro/USD collusion from the Antitrust Division, which will also not prosecute UBS for any other FX conduct. This immunity reflects UBS’s role as the firm that first reported potential misconduct to the DOJ, and the full cooperation provided to the DOJ and other authorities throughout the world.

The DOJ used its sole discretion to terminate its 2012 Non-Prosecution Agreement with UBS related to LIBOR. As a consequence, UBS AG has agreed to plead guilty to one count of wire fraud for conduct in the LIBOR matter, pay a USD 203 million fine and accept a three-year term of probation. This guilty plea for LIBOR by UBS AG relates to the same conduct that was the basis of the plea by the firm’s Japanese subsidiary when the firm resolved its LIBOR issues in 2012.

The Fed and the CT DOB jointly issued a cease and desist order finding that UBS engaged in unsafe and unsound business practices relating to its FX business. UBS will pay a penalty of USD 342 million to the Fed and has agreed to undertake a series of remedial measures.

The firm is fully provisioned for these resolutions. As a consequence, they will have no financial impact on second quarter 2015 results.

UBS Chairman Axel A. Weber and Group Chief Executive Officer Sergio P. Ermotti said: “The conduct of a small number of employees was unacceptable and we have taken appropriate disciplinary actions. We made significant investments to strengthen our control framework and compliance programs. We self-detected this matter and reported it to the US Department of Justice and other authorities. Our actions demonstrate our determination to pursue a policy of zero tolerance for misconduct and a desire to promote the right culture in our industry.”

UBS Group AG and UBS AG

Investor contact

Switzerland: +41-44-234 41 00

Media contact

Switzerland: +41-44-234 85 00

UK: +44-207-567 47 14

Americas: +1-212-882 58 57

APAC: +852-297-1 82 00

www.ubs.com

Cautionary statement regarding forward-looking statements

This document contains statements that constitute “forward looking statements.” While these statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. Additional information about those factors is set forth in documents furnished and filings made by UBS with the US Securities and Exchange Commission, including the first quarter 2015 report and Annual Report on Form 20-F for the year ended 31 December 2014. UBS specifically prohibits the redistribution or reproduction of this material in whole or in part without the prior written permission of UBS, and UBS accepts no liability whatsoever for the actions of third parties in this respect.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-200212) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; and 333-200665) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By:	/s/ David Kelly
	Name:	David Kelly
	Title:	Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
	Title:	Executive Director

UBS AG

By:	/s/ David Kelly
	Name:	David Kelly
	Title:	Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
	Title:	Executive Director

Date: May 20, 2015